Morgan Walbridge
Associate General Counsel

October 12, 2016

BY ELECTRONIC TRANSMISSION
United States Securities and Exchange Commission
Office of Global Security Risk
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Cecilia Blye, Chief
Daniel Leslie, Staff Attorney

Re:    Century Aluminum Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 7, 2016
File No. 1-34474

Dear Ms. Blye:
Century Aluminum Company, a Delaware corporation (the “Company”), hereby submits the following responses to the comments in the letter from Daniel Leslie of the Staff (the “Comment Letter”) dated September 30, 2016 with respect to the above-referenced Form 10-K (referred to herein as the “10-K”). Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. The Staff’s comments are italicized.
Form 10-K for the Fiscal Year Ended December 31, 2015
General

1.
You state on pages 19 and 51 that Glencore owns 42.9% of your outstanding common stock and on page 4 that approximately 96% of your 2015 consolidated sales were to Glencore and its affiliates. Recent news reports indicate that Glencore has purchased and sold crude oil of Sudanese origin and chartered vessels “to lift crude cargoes from Sudan.”

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax

U.S Securities and Exchange Commission
October 12, 2016

Sudan is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Sudan or entities it controls.
Response: The Company respectfully advises the Staff that the Company has no known past, current or anticipated contacts with Sudan, directly or through its subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. To the Company's knowledge, it does not provide, directly or indirectly, any products, information, technology or services to Sudan, and has not had any agreements, commercial arrangements, or other contacts with the Government of Sudan or entities they control. Further, the Company has no intention to enter into any future agreements, commercial arrangements or other contracts, directly or indirectly, with the Government of Sudan or with entities known to be controlled by the Government of Sudan. The Company believes it is in compliance with all applicable U.S. economic sanctions and export controls, including those regarding countries identified as state sponsors of terrorism by the U.S. Department of State.
As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, Glencore owns 42.9% of the Company’s outstanding common stock and approximately 96% of the Company’s 2015 consolidated sales were to Glencore and its affiliates. Glencore is one of the world’s largest global diversified natural resource companies and a major producer and trader of more than 90 commodities. Neither the Company nor any of its subsidiaries is in any way connected with any commercial activity between Glencore and Sudan. The Company sells aluminum to Glencore for resale to end-users. The Company has no control over the end-user to which Glencore resells the Company’s products. The Company, however, does not direct any of its selling efforts towards sales in Sudan.

2.
Please discuss the materiality of the contacts with Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or other similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Response: The Company respectfully directs the Staff’s attention to the Company’s response to the Staff’s comment No. 1 in which the Company has clarified that the Company had no known direct or indirect contacts with Sudan. The Company also advises the Staff that it has no assets in, or revenues generated from, Sudan.

U.S Securities and Exchange Commission
October 12, 2016

Further, the Company does not believe that the Company's relationship with Glencore is a source of negative investor sentiment against the Company or the cause of harm to the Company’s reputation or share value. The Company has not received any communications from investors, analysts, activist groups or others expressing concern regarding the Company’s relationship with Glencore. In addition, the Company is not aware of any investors selling their investment in the Company due to the Company’s relationship with Glencore. The Company is not associated with any business activities that Glencore may have in Sudan, nor has the Company derived any revenue from such business activities.
As a result of the foregoing, the Company believes there is no material investment risk to the Company’s security holders.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments relating to this letter, kindly contact the undersigned at 312-696-3143.
Sincerely,

/s/ Morgan Walbridge

Morgan Walbridge
Associate General Counsel